VIA EDGAR TRANSMISSION	December 16, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E., Mail Stop 4631
Washington, DC 20549-4631
Attention:	Ms. Pamela Long
Assistant Director

RE:	Ronson Corporation
Schedule 14A filed October 29, 2009
File No. 1-01031

Dear Ms. Long:

On behalf of our client Ronson Corporation, a New Jersey corporation (“Ronson” or the “Company”), we have transmitted electronically via the EDGAR System for filing with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities and Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, a complete copy of Amendment No. 1 (“Amendment No. 1”) to the preliminary proxy statement on Schedule 14A of the Company referenced above (the “Preliminary Proxy Statement”).

Amendment No. 1 is being filed in response to comments contained in the letter dated November 19, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Louis Aronson, the Company’s Chairman, President and Chief Executive Officer.  The responses set forth below are based upon information provided to McCarter & English, LLP by the Company.  The responses are keyed to the numbered comments in the Staff’s letter which have been typed below with the response in each case immediately following the comment.  Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Preliminary Proxy Statement as set forth in Amendment No. 1.  Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.

In response to the Staff’s request regarding the provision of certain acknowledgements, a letter from the Company that provides the requested acknowledgements is attached hereto as Exhibit A.

Financial Information, page 71

1.
Please revise the proxy statement to include the audited financial statements of the registrant (seller) for each of the 2 most recent fiscal years plus unaudited interim periods.  Please include the unaudited financial statements of the businesses to be disposed of for the same periods.  Please also include pro forma operating information for each of the last 2 years and interim periods since the sale of the businesses constitutes discontinued operations.  See the Division of Corporation Finance’s Compliance and Disclosure Interpretations, Proxy Rules and Schedule 14A, July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H6.

U.S. Securities and Exchange Commission	December 16, 2009

In response to the Staff’s comment, we have supplemented the Preliminary Proxy Statement by including Annexes F, G and H which contain, respectively, the audited financial statements of the Company for each of the 2 most recent fiscal years, unaudited financial statements for the interim periods and, based upon our discussions with the Staff concerning the inclusion of financial statements for the businesses to be disposed of, the balance sheets and statements of operations for such businesses.  Based on our discussions with the Staff, we have provided the financial information available with respect to the businesses to be disposed of which could be generated without undue hardship since, as indicated to the Staff, additional financial statements for such businesses could not be created without significant undertaking and, due to certain intercompany allocations, would not be meaningful to the reader in any event.  Finally, we have included at pages 92 through 105 of Amendment No. 1 pro forma operating information for each of the last 2 years and interim periods since the sale of the businesses constitutes discontinued operations.

Fairness Opinions

2.
The Staff notes that the fairness opinions are furnished solely for the use and benefit of your Board of Directors.  Because it is inconsistent with the disclosures relating to the opinion, this limitation should be deleted.  Alternatively, disclose the basis for Valuation Research Corporation’s and DAK Capital LLC’s beliefs that shareholders cannot rely upon the opinions to support any claims against Valuation Research Corporation and DAK Capital, LLC arising under applicable state law (e.g., the inclusion of an express disclaimer in Valuation Research Corporation’s and DAK Capital, LLC’s engagement letters with the Company).  Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the Board of Directors under applicable state law.  Further disclose that the availability of such a state-law defense to Valuation Research Corporation and DAK Capital, LLC would have no effect on the rights and responsibilities of either Valuation Research Corporation, DAK Capital, LLC or the Board of Directors under the federal securities Laws.

In response to the Staff’s comment, we have revised the disclosure in the discussions of the fairness opinions to delete qualifications on the use of such opinions as being “solely” for the Board of Directors; revised language appears  at pages 47 and 64 of Amendment No. 1.  In addition, the fairness opinions themselves have been revised to delete such limitations..

* * * *

We trust that the foregoing and the revisions contained in Amendment No. 1 are fully responsive to the Staff’s comments and we request that the Staff notify us of any questions that arise in the Staff’s review of these responses by contacting Howard Kailes, Esq. at 973-848-5350 or the undersigned at 973-539-2011.  Thank you.

Very truly yours,
/s/ Michele F. Vaillant
Michele F. Vaillant

cc:  Louis Aronson
       Daryl Holcomb
       Sherry Haywood
       Craig Slivka

EXHIBIT A
  RONSON CORPORATION
December 16, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Ms. Pamela Long
Assistant Director

RE:	Ronson Corporation
Schedule 14A filed October 29, 2009
File No. 1-01031

Ladies and Gentlemen:

Ronson Corporation, a New Jersey corporation (the “Company”), as part of its response to the comment letter addressed to Louis Aronson from the Staff of the Securities and Exchange Commission (the “Commission”) dated November 19, 2009, hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (732) 438-0320 should you have any questions. Thank you.

Very truly yours,

/s/ Daryl K. Holcomb
Daryl K. Holcomb
Chief Financial Officer